HypoVereinsbank

05009311

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

SUPPL

Munich, June 17th, 2005

Hypotheken Und Wechsel Bank

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated June 15th, 2005 commenting on HVB Group successfully placing its block of Rhön Klinikum AG shares
- adhoc release dated June 6th, 2005 announcing business combination: UniCredit intends to launch takeover offer for HypoVereinsbank

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: Susan E.
Name: Susan Eckenberg
Title: IR Manager

By: R. Speich
Name: Richard Speich
Title: IR Manager

Enclosure

File No. 82-3777

HVB Group

adhoc release Munich, 06/12/05

Business combination

UniCredit intends to launch takeover offer for HypoVereinsbank

Bayerische Hypo- und Vereinsbank AG ("HypoVereinsbank") and UniCredito Italiano S.p.A. ("UniCredit") today entered into a Business Combination Agreement setting forth the general agreements between HypoVereinsbank and UniCredit with respect to the combination of their respective businesses. The management board and the supervisory board of HypoVereinsbank approved the business combination.

In accordance with the transaction structure described in the Business Combination Agreement, UniCredit today announced its intention to launch a takeover offer pursuant to the German Takeover Act to acquire all of the outstanding shares of HypoVereinsbank. In exchange for each share of HypoVereinsbank, UniCredit will offer five new ordinary shares of UniCredit as consideration. The exchange offer by UniCredit will be subject to the granting of regulatory approvals (banking supervisory and merger control clearances) and a minimum acceptance level of 65%.

Holders of shares of HypoVereinsbank should read the reasoned opinions (begründete Stellungnahmen) to be prepared by the management board and the supervisory board of HypoVereinsbank in accordance with the German Takeover Act when they become available, because such documents will contain important information about the exchange offer. The reasoned opinions will be published on the Internet under http://www.hvb.de. Copies of the reasoned opinions will also be available for free from HypoVereinsbank.

Not for release, publication or distribution in or into the United States, Australia, Canada or Japan.

Disclaimer:
This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities. Future offerings to sell or exchange securities will only be made in certain jurisdictions and only following approval by the relevant regulators.
Subject to exceptions to be approved by the relevant regulators, if any, the exchange offer is not being and will not be made, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Australia, Canada and Japan and will not be capable of acceptance by any such use, means, instrumentality or facilities or from within the United States, Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from the United States, Australia, Canada and Japan and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from the United States, Australia, Canada and Japan. Doing so may render invalid any purported acceptance.
The securities to be issued in the context of the exchange offer have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), nor under any laws of any state of the United States, and may not be offered, sold, resold, or delivered, directly or indirectly, in or into the United States, except pursuant to an exemption from the registration requirements of the US Securities Act and the applicable state securities laws. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction in which such an offer or solicitation would be unlawful.

File No. 82-3777

HVB Group

Ad-hoc-Meldung München, 12.06.2005

Unternehmenszusammenschluss

UniCredit beabsichtigt Übernahmeangebot für HypoVereinsbank

Die Bayerische Hypo- und Vereinsbank AG ("HypoVereinsbank") und UniCredito Italiano S.p.A. ("UniCredit") haben heute ein Business Combination Agreement abgeschlossen, welches die allgemeinen Vereinbarungen zwischen der HypoVereinsbank und UniCredit in Bezug auf den Zusammenschluss ihrer Untenehmen regelt. Vorstand und Aufsichtsrat der HypoVereinsbank haben dem Zusammenschluss zugestimmt.

In Übereinstimmung mit der im Business Combination Agreement beschriebenen Transaktionsstruktur hat UniCredit heute seine Absicht bekannt gegeben, ein Übernahmeangebot nach dem Wertpapiererwerbs- und Übernahmegesetz zum Erwerb sämtlicher ausstehender Aktien der HypoVereinsbank abzugeben. Für jede Aktie der HypoVereinsbank wird UniCredit fünf neue UniCredit-Stammaktien anbieten. Das Umtauschangebot von UniCredit wird unter dem Vorbehalt aufsichtsrechtlicher Genehmigungen (bankaufsichtsrechtliche und kartellrechtliche Freigabe) und einer Annahmequote von mindestens 65 % stehen.

Aktionäre der HypoVereinsbank werden auf die nach dem Wertpapiererwerbs- und Übernahmegesetz abzugebenden begründeten Stellungnahmen des Vorstands und des Aufsichtsrats der HypoVereinsbank hingewiesen, die weitere Informationen zum Umtauschangebot enthalten werden. Die begründeten Stellungnahmen werden, sobald sie verfügbar sind, im Internet unter http://www.hvb.de veröffentlicht. Zudem werden Kopien der begründeten Stellungnahmen unentgeltlich bei der HypoVereinsbank erhältlich sein.

Nicht zur Bekanntgabe, Veröffentlichung oder Verteilung in die und in den Vereinigten Staaten, Australien, Kanada oder Japan.

Disclaimer:

Diese Bekanntmachung stellt weder ein Angebot zum Verkauf noch eine Aufforderung zur Abgabe eines Angebots zum Kauf von Wertpapieren dar. Das Umtauschangebot wird nur in bestimmten Rechtsordnungen und nur nach Genehmigung der jeweiligen Aufsichtsbehörden durchgeführt.

Vorbehaltlich der gegebenenfalls von den jeweiligen Aufsichtsbehörden zu erteilenden Ausnahmegenehmigungen wird das Umtauschangebot weder unmittelbar noch mittelbar in den Vereinigten Staaten von Amerika, Australien, Kanada oder Japan - auch nicht durch die Nutzung des Postwegs oder durch andere Mittel oder Instrumente des inländischen oder internationalen Geschäftsverkehrs (einschließlich Fax, Telefon und Internet) - oder durch Einrichtungen einer Wertpapierbörse in den Vereinigten Staaten von Amerika, Australien, Kanada oder Japan durchgeführt werden; das Umtauschangebot kann vorbehaltlich der gegebenenfalls von den jeweiligen Aufsichtsbehörden zu erteilenden Ausnahmegenehmigungen auch nicht durch eine solche Nutzung oder solche Mittel, Instrumente oder Einrichtungen oder aus den Vereinigten Staaten, Australien, Kanada oder Japan angenommen werden. Daher ist der Versand dieser Bekanntmachung auf dem Postweg oder deren anderweitige Weiterleitung, Verbreitung oder Zusendung von Exemplaren in den oder in die oder aus den Vereinigten Staaten oder in, nach oder aus Australien, Kanada oder Japan ausgeschlossen; Personen, die diese Bekanntmachung erhalten (einschließlich von Depotstellen, Nominees und Treuhändern), dürfen diese nicht in die oder aus den Vereinigten Staaten oder nach oder aus Australien, Kanada und Japan auf dem Postweg versenden oder anderweitig weiterleiten, verbreiten oder zusenden. Die Zuwiderhandlung kann zur Ungültigkeit einer beabsichtigten Angebotsannahme führen.

Die im Rahmen des Umtauschangebots auszugebenden Wertpapiere wurden und werden weder nach dem Wertpapiergesetz der Vereinigten Staaten von 1933 in der jeweils aktuellen Fassung (der "US Securities Act") noch nach dem Recht eines Einzelstaats der Verei-

nigten Staaten registriert und dürfen in den Vereinigten Staaten unmittelbar oder mittelbar nur im Rahmen einer Befreiung von den Registrierungsvorschriften des US Securities Act und der anwendbaren einzelstaatlichen Wertpapiergesetze angeboten, verkauft, weiterverkauft oder ausgehändigt werden. Diese Bekanntmachung stellt weder ein Angebot zum Verkauf noch eine Aufforderung zur Abgabe eines Angebots zum Kauf von Wertpapieren in den Vereinigten Staaten oder in einer anderen Rechtsordnung dar.

File No.
82-3777

HVB Group

INVESTOR RELATIONS RELEASE **JUNE 15, 2005**

HVB Group successfully places its block of Rhön Klinikum AG shares

HVB Group has sold its block of Rhön Klinikum AG shares through a bookbuilding procedure. Altogether 4,786,560 common shares were sold at a price of €54.00 per share which corresponds to a discount of 4.1 percent compared with yesterday's closing price. The transaction volume was thus around € 258,47 million. Straining the market was avoided through broad distribution to institutionals. HVB Group achieved a book profit from the transaction.

Stabilization measures

In connection with placing the shares of Rhön Klinikum AG by HVB Group, HVB Corporates & Markets or persons acting on behalf of Corporates & Markets are acting as stabilization managers and can introduce measures to stabilize the stock exchange or market price of shares of Rhön Klinikum AG to offset falling prices over the short term.
Such measures may be taken for the shares of Rhön Klinikum AG from the time the definitive fixed placing price is announced. Once taken, the stabilization measures must end no later than the 30th calendar day after the shares have been allotted. These steps can result in a higher market price for the shares of Rhön Klinikum AG than would have been the case without them. However, there is no obligation to take stabilizing action. If measures are introduced to this end, they can be discontinued at any time.

Disclaimer

This document and the information contained herein must not be distributed in the United States of America or to United States persons or publications with a general circulation in the United States. This document does not constitute an offer for sale of any securities of Rhön Klinikum AG in the United States. No offering of securities of Rhön Klinikum AG will be made in the United States.

This document is directed only at persons (i) who are outside the United Kingdom or (ii) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Order") or (iii) who fall within article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Order (all such persons together being referred to as "Relevant Persons"). Any person who is not a Relevant Person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

File No. 82-3777

HVB Group

INVESTOR RELATIONS RELEASE **15. JUNI 2005**

HVB Group platziert erfolgreich Aktienpaket an Rhön Klinikum AG

Die HVB Group hat ihr Aktienpaket an der Rhön Klinikum AG im Rahmen eines Book Building-Verfahrens erfolgreich platziert. Insgesamt wurden die 4.786.560 Stammaktien zu einem Preis von € 54,00 platziert, was einem Abschlag von 4,1 Prozent gegenüber dem gestrigen Schlusskurs entspricht. Das Transaktionsvolumen lag somit bei 258,47 Millionen Euro. Durch eine breite Streuung bei institutionellen Investoren wurde eine marktschonende Platzierung gesichert. Die HVB Group hat durch die Transaktion einen Buchgewinn erzielt.

Stabilisierungsmaßnahmen

Im Zusammenhang mit der Platzierung von Aktien der Rhön Klinikum AG durch die HVB Group handeln HVB Corporates & Markets oder in deren Namen handelnde Personen als Stabilisierungsmanager und können zur Stabilisierung des Börsen- oder Marktpreises von Aktien der Rhön Klinikum AG Maßnahmen ergreifen, um kurzfristig sinkende Kursbewegungen auszugleichen.

Solche Maßnahmen können für Aktien der Rhön Klinikum AG vom Zeitpunkt der Veröffentlichung des endgültigen festgelegten Platzierungspreises an ergriffen werden. Soweit sie ergriffen werden, müssen die Stabilisierungsmaßnahmen spätestens am 30. Kalendertag nach der Zuteilung der Aktien beendet sein. Diese Maßnahmen können zu einem höheren Marktpreis der Aktien der Rhön Klinikum AG führen, als es ohne die Maßnahmen der Fall wäre. Indes besteht keine Verpflichtung, irgendwelche Stabilisierungsmaßnahmen zu ergreifen; soweit Stabilisierungsmaßnahmen ergriffen werden, können sie jederzeit eingestellt werden.

Disclaimer

Diese Pressemitteilung ist kein Verkaufsangebot und keine Einladung zur Abgabe eines Kaufangebots für Aktien der Rhön Klinikum AG. Die Verbreitung dieser Pressemitteilung sowie das Angebot und der Verkauf von Wertpapieren der Rhön Klinikum AG können nach bestimmten Jurisdiktionen per Gesetz einge-

schränkt sein. Personen, die diese Mitteilung lesen, sollten sich über solche Einschränkungen informieren und sie beachten.

Dieses Dokument ist nicht zur Weitergabe in die USA bzw. innerhalb der USA bestimmt und darf nicht an US-Personen oder an allgemein in den USA erhältliche Publikationen weitergeleitet werden. Dieses Dokument ist kein Angebot zum Kauf von Wertpapieren der Rhön Klinikum AG in den Vereinigten Staaten von Amerika. Wertpapiere der Rhön Klinikum AG werden nicht in den Vereinigten Staaten von Amerika zum Kauf angeboten.

Dieses Dokument ist nur an Personen gerichtet, (i) die außerhalb des Vereinigten Königreichs sind oder (ii) die Branchenerfahrung mit Investitionen im Sinne von Artikel 19 (5) der U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (in ihrer jetzigen Fassung) (die "Order") haben oder (iii) die von Artikel 49 (2) (a) bis (d) der Order ("high net worth companies, unincorporated associations etc.") erfasst sind (alle solche Personen im folgenden "Relevante Personen" genannt). Jede Person, die keine Relevante Person ist, darf nicht auf Grund dieser Mitteilung oder ihres Inhaltes tätig werden oder auf diese vertrauen. Jede Investition oder Investitionstätigkeit, auf die sich diese Mitteilung bezieht, steht nur Relevanten Personen zur Verfügung und wird nur mit Relevanten Personen unternommen.

NICHT ZUR VERÖFFENTLICHUNG ODER VERBREITUNG IN DEN VEREINIGTEN STAATEN, KANADA ODER JAPAN.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir